Filed by Golub Capital BDC 3, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Golub Capital BDC 3, Inc.

Commission File No. 814-01244

On January 17, 2024, Golub Capital BDC 3, Inc. (“GBDC 3”) held a conference call to discuss the proposed acquisition of GBDC 3 by Golub Capital BDC, Inc. ("GBDC"). The following is the transcript of GBDC 3's January 17, 2024 conference call discussing GBDC's proposed acquisition of GBDC 3.

Presentation

Operator

Hello everyone, and welcome to Golub Capital BDC 3, Inc.’s special investor conference call related to the proposed merger between Golub Capital BDC, Inc. and Golub Capital BDC 3, Inc. Before we begin, I'd like to take a moment to remind our listeners that remarks made during this call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Statements other than statements of historical facts made during this call may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in GBDC 3’s SEC filing.

As a reminder, this call is being recorded. With that, I'm pleased to turn the call over to Matt Benton, Chief Operating Officer of GBDC 3.

Matt Benton

Hello everybody, and thanks for joining us today. I'm joined by Chris Ericson, our Chief Financial Officer. We're pleased to announce today GBDC 3's agreement to merge with Golub Capital BDC Inc., a business development company that trades publicly on the NASDAQ under the ticker GBDC. The initial step in delivering full liquidity to GBDC 3 stockholders in a single transaction.

Our goals for today's call are to explain the rationale for GBDC 3's proposed merger with GBDC, and to describe why we believe post-merger GBDC is an attractive investment.

Earlier today, we distributed and filed in EDGAR a short presentation about the proposed merger, and we'll refer to that presentation throughout the call here today.

We believe the proposed merger is compelling for GBDC 3 stockholders for seven reasons, which are summarized on Slide 3.

First, the merger consideration structure enables GBDC 3 stockholders to potentially receive a premium to GBDC 3's net asset value at close of the merger, and in any case, to receive value at least equal to GBDC 3's NAV.

Additionally, because the merger consideration structure provides for only a portion of GBDC's potential trading premium to be allocated to GBDC 3 stockholders within the exchange ratio calculation, there is potential for GBDC NAV per share accretion to result at merger close. It's important to note that GBDC 3 stockholders through their potential retention of shares received in the merger stand to benefit from that GBDC NAV per share accretion, and especially if the market continues to value GBDC shares at a premium to GBDC's NAV. To summarize, we believe there's potential for the value of the merger consideration to GBDC 3 stockholders to increase over time beyond the headline premium to NAV ascribed to GBDC 3 stockholder shares at merger close through the exchange ratio as GBDC 3 stockholders will also benefit from their pro forma ownership in GBDC at a potentially higher NAV and higher stock price.

We'll come back to both of these points later in the presentation when we walk through how the exchange ratio of GBDC 3 shares to new GBDC shares will be determined.

Third, we expect the scale of the client company to deliver a number of benefits, including improved trading liquidity, broader research analyst coverage, and greater institutional ownership.

At the same time, the investment portfolio of the combined company will remain largely the same and will stay granular and highly diversified. Approximately 85% of GBDC's portfolio company investments as of September 30, 2023 overlap with those of GBDC 3.

A fifth anticipated benefit of the proposed merger is that we expect the client company to have better access to long term debt capital on attractive terms. For example, larger BDCs generally have lower borrowing costs in the institutional unsecured debt market because they can issue larger, more liquid bond tranches.

Sixth, we expect that post-merger GBDC will have a sustainably higher net investment income return profile than GBDC 3 today. As a result, shareholders should expect immediate and meaningful NII per share accretion relative to GBDC 3 status quo. The primary drivers of this immediate accretion are, one, increased fund level leverage at GBDC given GBDC's lower minimum asset coverage requirement of 150%. And two, GBDC's relatively attractive cost of debt capital given attractive issuances of fixed rate unsecured notes in 2021 and 2022, and GBDC's differentiated credit ratings profile. Furthermore, in conjunction with the announcement of the merger, GBDC's incentive fee rate will be reduced to 15% per annum, bringing into alignment GBDC’s and GBDC 3’s existing pre-liquidity event fee structure, further supporting a meaningful level of NII accretion relative to what GBDC 3 investors currently receive from GBDC 3.

Finally, we expect operational synergies from eliminating redundant expenses.

We'll discuss each of these elements in more detail. But first, let me provide some context for the board's evaluation of the proposed merger with GBDC.

When GBDC 3 commenced operations on October 2, 2017, we said our plan was to build a diversified portfolio of first lien senior secured middle market loans to deliver attractive returns while ramping the portfolio over several years and once ramped to evaluate potential options for a liquidity event, including a possible merger.

As the data on Slide 4 shows, we believe we executed this plan successfully.

As of September 30, 2023, the company had an investment portfolio of over $2.6 billion, consisting primarily of first lien senior secured loans to companies controlled by private equity sponsors. The portfolio is well diversified by obligor and by industry, with over 290 investments, an average position size of around 30 basis points, and a focus on industry sectors we believe to be resilient.

Over the course of the company's ramp up it has delivered attractive returns. Since its inception in 2017, GBDC 3 has had an average annualized quarterly return on equity of 8.8%, and a net IRR of 8.4%. GBDC 3 has had only one quarter with a negative return on equity. That was due to the COVID dislocation in the quarter ended March 31, 2020, and performance recovered nicely over the rest of the calendar year.

We believe GBDC 3's strong inception today performance reflects the strong credit quality of its portfolio. GBDC 3 has had net realized and unrealized gains on its investments for 19 out of 24 quarters since inception. As of September 30, 2023, approximately 90% of GBDC 3's investment portfolio at fair value is represented by internal performance ratings of four or five. The top two categories on GC Advisor's internal performance ratings scale. As a reminder, these categories represent loans that are performing as expected or better than expected at underwriting. Less than 0.1% of the portfolio at fair value was rated in categories 1 and 2, and only two portfolio company investments representing less than 0.1% of the portfolio at fair value were on non-accrual status as of September 30, 2023.

GBDC 3 was designed with the intention to seek a liquidity event within six years of the initial closing. As GBDC 3 continued evaluating potential liquidity event options, it sought and received GBDC 3 stockholder approval to extend the period for evaluation of liquidity event alternatives through October 2025.

Slide 5 summarizes how the company's board of directors, along with its independent directors, financial advisors, and legal counsel evaluated potential liquidity events. The board and its advisors went through a careful, methodical process to evaluate options for the company, including an IPO, a direct listing, a merger with various parties, including GBDC, a wind-down and/or liquidation, and the status quo, including the investment period extension previously approved by stockholders.

The board considered a variety of factors in evaluating potential options with valuation and liquidity generally being the most significant.

After thorough consideration, the board and its advisors concluded that a merger with GBDC would be the most attractive path forward for GBDC 3 and its stockholders.

Let's turn to Slide 6, which briefly describes the transaction.

The transaction is structured as a stock for stock merger, with each GBDC 3 stockholder receiving a number of GBDC shares to be determined at closing. We'll discuss a bit later how the exchange ratio will be determined. There will not be a lock up on shares received by GBDC 3 shareholders. Those shares will be freely tradable post-merger closing.

The combined company will continue to trade under the ticker GBDC.

While post-merger GBDC will look a lot like pre-merger GBDC, one important difference is that post-merger GBDC's fee structure will be more favorable to stockholders than GBDC 3's current pre-liquidity event fee structure. GBDC and GBDC 3 have the same base management fee rate of 1% per annum. In connection with the proposed merger, GBDC's income and capital incentive fee rates will be lowered from 20% to 15%, consistent with GBDC 3's pre-liquidity event incentive fee rates. The reduction in incentive fee will become permanent upon merger close and will be effective as of January 1, 2024, as GC Advisors has agreed to unilaterally waive incentive fees above 15% for periods during the pendency of the merger. And post-merger GBDC will continue to have an income incentive fee hurdle rate of 8%, which is higher, in other words, more favorable to stockholders, than GBDC 3's 6% hurdle.

Taking a step back, the investor friendly fee structure of post-merger GBDC combined with GBDC 3’s strategic focus on investing in first lien senior secured loans to healthy, resilient middle market companies that are backed by strong partnership oriented private equity sponsors puts GBDC in a strong position to deliver leading risk adjusted returns across a range of economic cycles and interest rate regimes.

Another important difference is that we believe the incremental earnings power of post-merger GBDC would support a higher dividend than what GBDC 3 stockholders have historically received. GBDC’s board declared an increase in the quarterly based distribution per share from $0.37 to $0.39, beginning with the March 2024 distribution.

Moreover, the GBDC board announced its intention to declare a series of post-merger special distributions related to undistributed taxable income. These special distributions are expected to be paid in three equal installments of $0.05 per share, for a total of $0.15 per share. The first of these special distributions is expected to have a record date shortly after the proposed merger closes and thus would be received by GBDC 3 stockholders who received GBDC shares in the merger and continue to hold them through the applicable record date. That said, the GBDC board reserves the right to revisit its intentions with respect to the dividend if market conditions or GBDC's prospects change materially.

As for next steps, the immediate next step is that GBDC and GBDC 3 expect to file a joint proxy and registration statement in February of 2024 to solicit stockholder approval for the merger. The transaction is anticipated to close in the second calendar quarter of 2024, subject to regulatory and stockholder approvals and other customary closing conditions.

Now that we've described the proposed transaction, let's take a closer look at GBDC on Slide 7.

GBDC is a publicly traded BDC externally managed by GC Advisors, the same investment adviser as GBDC 3’s.

Since its IPO in 2010, GBDC has sought to deliver consistent premium returns by investing primarily in a diversified portfolio of floating-rate, first-lien senior secured loans to healthy, resilient middle market companies that are backed by strong, partnership-oriented private equity sponsors. We believe the key driver of GBDC's strong long term track record is its access to the competitive advantages of the Golub Capital Platform. The same competitive advantages GBDC 3 was designed to access.

Investors in GBDC's IPO have achieved a 9.4% net IRR on NAV during GBDC's 13 plus years as a public company. Since inception, GBDC is on average traded in the public markets at a 7% premium to its NAV. GBDC's closing stock price as of January 16, 2024 was $15.08, which represented a premium of 40 basis points to a standalone NAV of $15.02 per share as of September 30, 2023.

One key milestone in GBDC's history was its merger with Golub Capital Investment Corporation, known as GCIC or GBDC 2, which was announced in November of 2018 and closed in September of 2019. The merger of GBDC and GBDC 2 was the first in the history of the BDC industry to deliver a premium to NAV to the target stockholders.

GBDC 2 was a non-traded BDC externally managed by GC Advisors, just like GBDC 3. In fact, GBDC 3 was designed with the goal of replicating the success of GBDC 2.

Why do we believe a merger with GBDC is compelling for GBDC 3 stockholders? Let's take a closer look at the seven elements we outlined earlier.

Let's start with the merger consideration structure summarized on Slide 8.

The transaction contemplates GBDC issuing shares to GBDC 3 stockholders in exchange for their GBDC 3 shares at an exchange ratio determined by the formula on the slide.

At a minimum, GBDC 3 stockholders will receive GBDC shares on a NAV-for-NAV basis.

In addition, if GBDC is trading at a premium to its NAV per share immediately prior to closing the merger, the formula gives GBDC 3 stockholders incremental consideration up to a limit. In other words, if GBDC issued shares that are premium to its NAV in the proposed transaction, it would be accretive to GBDC's NAV per share. A portion of that accretion would flow to GBDC 3 stockholders in the form of incremental merger consideration.

Slide 8 shows how the math works out in three different representative scenarios. The only difference between these scenarios is GBDC's price-to-NAV ratio at the time the exchange ratio is determined.

In scenario 1, GBDC's price-to-NAV ratio is less than or equal to 100%. In this case, the exchange ratio reflects a simple NAV-for-NAV exchange. GBDC 3's NAV per share divided by GBDC's NAV per share. Here the exchange ratio is 0.9787 based on GBDC 3's $14.70 NAV per share divided by GBDCs, $15.02 NAV per share. GBDC 3 investors would receive 0.9787 shares of GBDC in exchange for each GBDC 3 share.

In scenario 2, GBDC's price-to-NAV ratio is between 100% and 106%. The example on the slide is based on an assumed GBDC price-to-NAV ratio of 103.2%. In other words, GBDC is trading at a 3.2% premium to NAV immediately prior to closing.

In this case, half of the 3.2% premium, or approximately 1.6%, is added to GBDC 3's NAV per share in the numerator of the exchange ratio. And the denominator of the exchange ratio is GBDC's stock price, not its NAV per share.

The middle column on the bottom of the slide shows that GBDC 3 stockholders received 0.9635 shares of GBDC for each of their shares of GBDC 3 in scenario 2. Since the market value of GBDC shares in this scenario is assumed to be $15.50, GBDC 3 stockholders receive approximately $14.93 of market value consideration, which represents a 1.6% premium to GBDC 3's NAV per share of $14.70. Meanwhile, GBDC shareholders enjoy NAV accretion of 0.5%.

In scenario 3, GBDC's price-to-NAV ratio is greater than or equal to 106%. It's 109.9% in the example on the slide. The exchange ratio math is similar to scenario 2, but the numerator is capped at a 3% premium to GBDC 3's NAV per share. In scenario 3, each share of GBDC 3 is exchanged for 0.9176 shares of GBDC, which have a market value of $16.50 per share. GBDC 3 stockholders therefore receive $15.14 per share of market value consideration for a 3% premium to GBDC 3's NAV per share. Meanwhile, GBDC shareholders enjoy NAV accretion of 2.2%.

We'd be happy to walk you through the math if you have any questions.

In summary, we believe the proposed merger consideration structure offers GBDC 3 stockholders two attractive features. First, a potential premium to GBDC 3's NAV if GBDC shares trade at a premium to GBDC's NAV immediately prior to closing. And, as discussed earlier, potential additional value to the extent that post-merger GBDC shares trade at a higher premium to GBDC's NAV in the future. To discuss the remainder of the merger rationale, let me pass the microphone to Chris Ericson. Chris?

Chris Ericson

Thanks, Matt. A third attractive feature of the proposed merger with GBDC is that the combined company is expected to gain a variety of advantages from its greater scale.

The proposed merger with GBDC 3 will add $2.7 billion of assets to GBDC's portfolio based on fair value as of September 30, 2023. The $8.5 billion of assets of the combined company would make it the fifth largest externally managed and publicly traded BDC in the market.

The combined company also would be the second-largest publicly traded BDC with a strategy primarily focused on first lien senior secured lending.

We believe the increased scale of the combined company is likely to deliver a number of advantages to GBDC stockholders and by extension to GBDC 3 stockholders who will receive GBDC shares upon closing of the proposed merger.

For example, we expect shares in the combined company will be more liquid than shares in standalone GBDC. Our analysis, shown on slide 10, suggests that larger BDCs tend to have higher average daily trading volumes. Greater liquidity generally gives existing stockholders greater flexibility to manage their investments, and it could attract new investors who want a more liquid vehicle than standalone GBDC.

Slide 11 shows that GBDC experienced a 210% increase in its average daily trading volume after its merger with GBDC 2 closed in 2019.

While GBDC 3 represents a smaller percentage of GBDC's pre-merger market cap than GBDC 2 did in 2019, we'd expect a further increase in GBDC's average daily trading volume as a result of this merger. We think that will be a good dynamic for GBDC shareholders over time.

Turning to Slide 12, although GBDC will be substantially larger post-merger, we expect GBDC 3 stockholders to notice little change in terms of the investments they're exposed to. As of September 30, 2023, approximately 85% of GBDC's portfolio company investments overlap with those of GBDC 3.

This is no surprise. GBDC 3 has the same investment strategy, investment adviser, and management team as GBDC.

Post-merger GBDC will continue to have a granular, highly diversified portfolio. On the bottom right of the slide, you can see that the pro forma investment portfolio of the combined company has an average investment position size of 30 basis points, and the top 10 investments constitute 15% of the portfolio at fair value, right in line with GBDC 3 today.

We think that increasing GBDC scale without meaningfully changing the contours of its investment portfolio enables pre-merger GBDC 3 stockholders to maintain substantially the same underlying exposure post-merger, but in a more efficient and liquid vehicle.

Slide 13 drills down a level further to show that the pro forma investment portfolio of the combined company looks a lot like GBDC's current portfolio in terms of asset mix, GC Advisor's internal performance ratings, non-accruals, and industry diversification.

While we expect little fundamental change to the asset side of GBDC's balance sheet, we believe the combined company will be well positioned to further improve its liability profile.

Slide 14 shows that the increased scale of post-merger GBDC may enable better access to a wider range of debt funding solutions on potentially better terms compared to standalone GBDC.

In our view, the biggest advantage of scale for the liability profile of post-merger GBDC is likely to come from issuing lower cost unsecured debt. Larger BDCs generally have lower borrowing costs in the institutional unsecured debt market because they can issue larger, more liquid bond tranches.

We believe post-merger GBDC may have other opportunities to leverage its scale to optimize its debt funding, such as by consolidating bank lender relationships and issuing securitizations more efficiently.

Another expected benefit of the proposed merger is that it's immediately accretive to GBDC's adjusted NII per share. This accretion partially results from the reduction of GBDC's incentive fee rates from 20% to 15% in connection with the merger, which brings it in line with GBDC 3's current pre-liquidity event incentive fee structure.

Slide 15 shows that all other aspects of GBDC's fee structure remain unchanged and well aligned with the interests of GBDC stockholders.

This is important because we believe pre-merger GBDC is an outlier in the externally-managed BDC sector in terms of its shareholder friendly fee structure and post-merger GBDC will be even more so. Slide 16 compares post-merger GBDC with the 10 largest externally managed publicly traded GBDCs by market cap, excluding GBDC.

We believe post-merger GBDC will set the gold standard for shareholder friendly fee structures among public BDCs. Lower fees mean higher returns for stockholders without incremental investment risk.

The analysis on slide 17 shows that we believe the incentive fee rate reduction from 20% to 15% increases GBDC's pro forma adjusted NII per share by about $0.03 or $0.04 per quarter or about $0.13 annually. Combined with the base management fee rate reduction that took effect as of July 2023, post-merger GBDC is expected to sustainably earn an incremental $0.05 to $0.07 of quarterly adjusted NII per share compared to standalone GBDC as of June 30, 2023.

To conclude on the fee structure amendment discussion, let's take a minute to understand what this means in totality for existing and prospective investors in GBDC's equity.

GBDC's adjusted net investment income return on average equity for the quarter ended September 30, 2023 would have been 14.3% when adjusting for the new 15% income incentive fee. When compared against the universe of public BDC peer returns, GBDC's senior secured oriented portfolio provides lower portfolio risk with a 14.3% return on average equity, very near the top of the peer group.

Here's the bottom line. Pro forma for the merger, GBDC will have one of the highest return profiles amongst the BDC peer group and achieve this positioning with greater relative exposure to high performing first lien senior secured loans.

Finally, we expect the combined company to realize operating synergies from eliminating redundant professional services and other corporate expenses. We estimate annual cost savings of around $1.2 million which corresponds to a 6% reduction in combined operating expenses.

I'll now turn the floor back to Matt for concluding remarks.

Matt Benton

Thanks, Chris. So to sum up, we believe the combination of GBDC and GBDC 3 maintains all of the elements that have made GBDC 3 successful today, and offers GBDC 3 stockholders compelling value and liquidity for their investment.

Going forward, the combined company's investment strategy will remain focused on floating rate, first lien senior secured loans to healthy, resilient middle-market companies that are backed by strong partnership oriented private equity sponsors.

Its post-merger investment portfolio will largely be the same as GBDC 3's current portfolio, highly granular, well diversified and performing well from a credit perspective.

The combined company would be the fifth largest externally managed publicly traded BDC based on the fair value of investments as of September 30th, 2023. We believe post-merger GBDC will gain a variety of advantages from its increased scale. Advantages like greater trading liquidity and access to a wider range of levers for optimizing its debt capital structure.

And we think post-merger GBDC will be more attractive than ever for long term holders. The proposed merger would be immediately accretive to GBDC's net investment income per share primarily because of the incentive fee rate reductions announced in connection with the transaction. The fee structure of the combined company will set the gold standard for public BDCs, meaning higher potential returns for stockholders without incremental risk.

In short, we believe the proposed merger with GBDC is an attractive potential liquidity event for GBDC 3, and we believe post-merger GBDC stock is a compelling long-term investment for GBDC 3 investors.

Thank you for your time today. Should you have any questions, please feel free to reach out to any of us.

Operator

This concludes today's conference call. We thank you for joining. You may now disconnect your lines.

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. GBDC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GBDC 3 and GBDC (the “Merger”), along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GBDC 3 and GBDC intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of GBDC and GBDC 3 and a prospectus of GBDC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GBDC 3 AND GBDC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GBDC 3, GBDC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com.

Participants in the Solicitation

GBDC 3 and GBDC and their respective directors, executive officers and certain other members of management and employees of GC Advisors LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GBDC 3 and GBDC in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GBDC 3 and GBDC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.